September 22, 2021

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

Attn: Ms. Alison White

100 F Street, N.E.

Washington, DC 20549

Capitol Series Trust (the “Registrant”)

SEC File No. 811-22895

Dear Ms. White:

Below please find our responses to your comments with respect to the Registrant’s Preliminary Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 (“Proxy Statement”), as filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 30, 2021 (accession number 0001398344-21-017981) with regard to the following series of the Registrant: Guardian Capital Fundamental Global Equity Fund (the “Fund”).

Comment 1. Please include in the discussion on page (iii) that the level and quality of services to be provided under the New Guardian Advisory Agreement will be similar to those services currently provided under the Current Alta Advisory Agreement, if appropriate.

Response to Comment 1: In response to Comment 1, the Registrant has added the following disclosure to the second paragraph on page (iii) immediately following “Effective upon the Transition Date (defined below), no investment management services will be provided by Alta.”:

The level and quality of services to be provided by Guardian to the Fund under the terms of the New Guardian Advisory Agreement will be similar to the level and quality of services currently provided by Alta under the terms of the Current Alta Advisory Agreement.

Comment 2. With regard to the description of GuardCap as a “specialist investment company domiciled in London” as stated your response to Q3 on page (v), unless “specialist” is a term of art, please use different language to describe GuardCap. In addition, with regard to the two referenced “strategies” in Q3, please further clarify what is meant by the term “strategies.”

Response to Comment 2: In response to Comment 2, Registrant has revised its response to Q3 on page (v) as follows:

GuardCap Asset Management Limited (“GuardCap” or “New Sub-Adviser”) is an investment adviser domiciled in London and registered as an investment adviser in the United States and the United Kingdom. GuardCap is a direct wholly-owned subsidiary of Guardian and a wholly-owned indirect subsidiary of Guardian Ltd. GuardCap currently provides portfolio management services to the Fund through a “participating affiliate” relationship with Alta (described below), and is the proposed New Sub-Adviser to the Fund, with Guardian as the proposed New Adviser. GuardCap employs the same quality growth investment discipline for its two investment strategies: a global equities strategy (which applies to the Fund) and a global emerging market equities strategy. GuardCap focuses solely on managing concentrated, bottom-up, strategies constructed on an "index-agnostic" basis for institutional investors. GuardCap’s strategies are used to provide investment management services to investors in both pooled vehicles and separately managed accounts.

Comment 3. Your response to Q9 on page (viii) includes discussion of the Alta Quality Growth Fund managed by Alta Capital Management. Please consider the relevancy of the inclusion of this detail and revise accordingly.

Response to Comment 3: The Registrant believes this information is relevant in conveying to shareholders of the Fund the nature of the restructuring and rebranding of Guardian’s U.S. mutual fund business, as described in its response to Q9. Registrant therefore respectfully declines to revise the brief summary included therein regarding the Alta Quality Growth Fund because it relates to Guardian’s plans for its U.S. mutual fund business model.

Comment 4. Please clarify what is meant by “strategies” in the following disclosure found in the last paragraph of your response to Q9 on page (ix):

“Guardian believes that once these three current funds become economically viable, there are additional strategies that present compelling opportunities in the mutual fund marketplace, including: a concentrated Emerging Markets strategy managed by its UK-based subsidiary GuardCap, additional U.S. equity strategies managed by its Utah-based subsidiary Alta, and U.S. Fixed Income strategies managed by Guardian’s Virginia-based subsidiary Agincourt Capital Management LLC, which Guardian acquired in 2020.”

Response to Comment 4: In response to Comment 4, Registrant has revised the disclosure found in the last paragraph of your response to Q9 on page (ix) as follows:

“Guardian believes that once these three current funds become economically viable, there are additional strategies that present compelling opportunities in the mutual fund marketplace, including: the aforementioned concentrated quality growth emerging markets strategy managed by its UK-based subsidiary GuardCap, additional U.S. equity quality growth strategies managed by its Utah-based subsidiary Alta, which focus on investing in businesses with sound operating fundamentals and positive growth prospects, and U.S. fixed income strategies managed by Guardian's Virginia-based subsidiary Agincourt Capital Management LLC (which Guardian acquired in 2020) that actively manage yield-driven portfolios focusing on securities' fundamental value.”

Comment 5. Registrant’s response to Q10 on page (x) includes the defined terms “Guardian Capital Fundamental Global Equity Strategy” and “Guardian Fundamental Global Equity Strategy.” Please define these terms on first use.

Response to Comment 5: The Registrant inadvertently capitalized these phrases and did not intend for them to be a defined term. Both phrases refer to the same strategy, and the text has been revised accordingly throughout the Proxy Statement to consistently refer to the strategy as the “Guardian fundamental global equity strategy.”

Comment 6. In the second paragraph of Registrant’s response to Q10 on page (x), please clarify that upon approval of the New Guardian Advisory Agreement, the supervisory responsibility over GuardCap and its portfolio managers with respect to the services provided to the Fund will change even though the Fund’s portfolio managers will not change.

Response to Comment 6: The Registrant refers the examiner to the first sentence of the third paragraph of its response to the Q10 on page (x), which states (emphasis supplied) “Following the Adviser Transition and the Sub-Adviser Appointment, GuardCap and its portfolio managers will still be primarily responsible for providing investment management services to the Fund, subject to Guardian’s ultimate oversight.”

Comment 7. Please include all information required pursuant to Item 22(c)(1)(iii), including the aggregate advisory fee paid to Alta for the last fiscal year, in the section titled “Current Alta Advisory Agreement” beginning on page 3 of the Proxy Statement.

Item 22(c)(1)(iii) State the aggregate amount of the investment adviser's fee and the amount and purpose of any other material payments by the Fund to the investment adviser, or any affiliated person of the investment adviser, during the last fiscal year of the Fund;

Response to Comment 7. In response to Comment 7, the Registrant has included the following disclosure consistent with Item 22(c)(1)(iii) in the section titled “Current Alta Advisory Agreement”:

“For the fiscal period December 19, 2019 (commencement of operations) to September 30, 2020, the Fund did not pay Alta a management fee, after consideration of fee waivers and expense reimbursements.”

Comment 8. The first paragraph on page 6 of the Proxy Statement in the section titled “Impact of the Adviser Transition on the Fund’s Current Alta Advisory Agreement” indicates that the Board will take alternative actions if shareholders of the Fund do not approve the New Guardian Advisory Agreement and the New Sub-Advisory Agreement. Please clarify in the disclosure examples of what action the Board may take in such a scenario. This comment applies to the similar disclosure also contained in the section titled “Impact of the Sub-Adviser Appointment on the Fund’s Prior Form of Sub-Advisory Agreement” on the same page.

Response to Comment 8. In response to Comment 8, Registrant has added the following sentence at the end of last paragraph of the disclosure under the headings “Impact of the Adviser Transition on the Fund’s Current Alta Advisory Agreement” and “Impact of the Adviser Transition on the Fund’s Current Alta Advisory Agreement”:

“Among the actions that the Board might consider are: (1) permitting the Fund to continue to operate in its current “Participating Affiliate” fund structure, with Alta continuing as the Adviser and GuardCap as the Participating Affiliate; (2) authorizing Alta to continue to serve as the Fund’s adviser, but converting from the Participating Affiliate arrangement with GuardCap to the subadvisory model with GuardCap, an arrangement that the Board contingently approved prior to the Fund’s inception; or (3) closing the Fund and then perhaps approving the startup of a new fund in the Guardian-GuardCap sub-advisory model.”

Comment 9. Given the statement that it is unlikely that broker non-votes will be applicable, as stated in the Questions & Answers section of the Proxy Statement, please include similar disclosure related to broker non-votes as is stated in Q27 in the section titled “Voting Information” on page 8 of the Proxy Statement.

Response to Comment 9. In response to Comment 9, the Registrant has included the disclosure that follows in the section titled “Voting Information” on page 8 of the Proxy Statement:

“It is the Trust’s understanding that because each of the proposals presented for approval at the meeting is a “non-routine” matter, broker-dealers and other intermediaries will not have discretionary authority to vote on the matters expected to be presented at the Special Meeting in the absence of specific authorization from their customers. Consequently, there are unlikely to be any “broker non-votes” at the Special Meeting. “Broker non-votes” would otherwise have the same effect as abstentions (that is, they could be counted as present for purposes of determining the presence of a quorum and would be treated as if they were votes against the proposal).”

Comment 10. Please include information responsive to Item 22(c)(2) in the Proxy Statement.

Item 22(c)(2) State the name, address and principal occupation of the principal executive officer and each director or general partner of the investment adviser.

Response to Comment 10: In response to Comment 10, the Registrant has included the following disclosure consistent with Item 22(c)(2):

The following tables reflect the name, address and principal occupation of the principal executive officer and each director or general partner of Guardian Capital and GuardCap respectively.

Guardian Capital LP

Executive Officers, Directors and General Partners

Name	Address	Title	Principal Occupation
George Mavroudis	Commerce Ct W, Suite 3100, Toronto, Ontario, Canada M5L 1E8	Director, Chief Executive Officer	President & Chief Executive Officer of Guardian Capital Group Limited
Carl Verner Christensen	Commerce Ct W, Suite 3100, Toronto, Ontario, Canada M5L 1E8	Director, Senior Vice-President & Secretary	Senior Vice-President & Secretary of Guardian Capital Group Limited
Donald Yi	Commerce Ct W, Suite 3100, Toronto, Ontario, Canada M5L 1E8	Chief Financial Officer	Chief Financial Officer of Guardian Capital Group Limited
Matthew Dean Turner	Commerce Ct W, Suite 3100, Toronto, Ontario, Canada M5L 1E8	Director, Chief Compliance Officer	Senior Vice-President & Chief Compliance Officer of Guardian Capital Group Limited
Guardian Capital Inc.	Commerce Ct W, Suite 3100, Toronto, Ontario, Canada M5L 1E8	General Partner	NA
Guardian Capital Group Limited	Commerce Ct W, Suite 3100, Toronto, Ontario, Canada M5L 1E8	Direct Owner	NA

GuardCap Asset Management Limited

Executive Officers, Directors and General Partners

Name	Address	Title	Principal Occupation
George Mavroudis	11 Charles II St. 6th Floor London, UK SW1Y 4NS	Director	President & Chief Executive Officer of Guardian Capital Group Limited
Steven Andrew Ralph Bates	11 Charles II St., 6th Floor London, UK SW1Y 4NS	Director, Chief Investment Officer	Chief Investment Officer of GuardCap Asset Management Limited
Arieta Koshutova	11 Charles II St. 6th Floor London, UK SW1Y 4NS	Chief Operating Officer	Chief Operating Officer of GuardCap Asset Management Limited
Guardian Capital LP	Commerce Ct W, Suite 3100, Toronto, Ontario, Canada M5L 1E8	Shareholder	NA
Guardian Capital Group Limited	Commerce Ct W, Suite 3100, Toronto, Ontario, Canada M5L 1E8	Indirect Owner	NA

Comment 11. Please include information response to Item 22(c)(10), or alternatively, confirm that it is not applicable.

Item 22(c)(10) If the investment adviser acts as such with respect to any other Fund having a similar investment objective, identify and state the size of such other Fund and the rate of the investment adviser's compensation. Also indicate for any Fund identified whether the investment adviser has waived, reduced, or otherwise agreed to reduce its compensation under any applicable contract.

Response to Comment 11: In response to Comment 11, Registrant confirms that because Guardian and GuardCap do not act as adviser or sub-adviser to any other registered funds in the United States utilizing GuardCap’s quality growth global strategy, Item 22(c)(10) is not applicable.

Comment 12. Please more specifically disclose relevant details considered by the Board with regard to Guardian’s discussion and explanation with regard to periods of unfavorable performance as stated in the sections titled “Board Consideration of the Approval of the New Guardian Advisory Agreement – Nature, Extent and Quality of Services Provided” and “Board Approval of the New Sub-Advisory Agreement – Nature, Extent and Quality of Services Provided” in the Proxy Statement.

“The Trustees further considered Guardian’s discussion and explanation with regard to periods of unfavorable performance.”

Response to Comment 12: In response to Comment 12, Registrant has modified the referenced sentence to read as follows:

“The Trustees further considered Guardian’s discussion and explanation with regard to periods of unfavorable performance, noting that the Fund’s performance covered a relatively short time period marked by significant market volatility, that the Fund had outperformed its Morningstar category and/or its benchmarks across relevant time periods in several quarterly meetings in the preceding year when its its performance was reviewed, and the historical longer term-performance of GuardCap’s composite in this strategy was strong relative to its Morningstar Category and benchmarks.”

Comment 13. Please provide the examiner with the form of proxy card prior to filing the definitive proxy statement on Schedule 14A, and include the proxy card with the definitive proxy statement filed on Schedule 14A. In the future, please include the proxy card with the preliminary proxy statement filed on Schedule 14A.

Response to Comment 13: The Registrant represents that it has provided the proxy card associated with this Proxy Statement to the examiner prior to the filing of the definitive proxy statement on Schedule 14A, and will include the proxy card with the definitive proxy statement filed on Schedule 14A concurrently herewith.

If you have any additional questions, or need additional information, please contact me or Thomas Sheehan, counsel to the Trust and its Independent Trustees, by phone at 207-228-7165 or by e-mail at tsheehan@bernsteinshur.com.

Sincerely,
/s/ Paul Leone
Mr. Paul Leone, Secretary Capitol Series Trust

cc:	Mr. Martin Dean, Chief Compliance Officer Ms. Tiffany Franklin, Assistant Secretary